UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 5, 2016

Forest City Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	1-37671	47-4113168
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Terminal Tower, 50 Public Square Suite 1100, Cleveland, Ohio		44113
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: 216-621-6060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Reclassification Agreement

On December 5, 2016, Forest City Realty Trust, Inc., a Maryland corporation (the “Company”), announced a plan to reclassify the Company’s stock to eliminate its dual-class stock structure (the “Reclassification”). In support of the Reclassification, the Company has entered into a Reclassification Agreement, dated December 5, 2016 (the “Reclassification Agreement”), with RMS, Limited Partnership (“RMS”), the beneficial owner of a majority of the issued and outstanding shares of the Company’s Class B Common Stock. The General Partners of RMS include members of the Company’s current Board of Directors and certain executive officers of the Company.

The Reclassification Agreement provides that, at the closing, following the satisfaction of the conditions thereto, the Company will amend and restate its charter (the “Proposed Amendments”). Upon the acceptance of the Proposed Amendments by the Maryland State Department of Assessments and Taxation (the “Effective Time”), each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified and exchanged into 1.31 shares of Class A Common Stock, with a right to cash in lieu of fractional shares.

The closing of the Reclassification is subject to customary conditions, including, (i) approval of the Proposed Amendments by the affirmative vote of a majority of the issued and outstanding shares of Class A Common Stock and a majority of the issued and outstanding shares of Class B Common Stock (voting as separate classes), and that the holders of a majority of the issued and outstanding shares of Class A Common Stock entitled to vote thereon, excluding shares of Class A Common Stock beneficially owned by RMS and Ratner Family Members (as defined in the Reclassification Agreement), vote to approve the Proposed Amendments (ii) the effectiveness of the Company’s registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission in connection with the Reclassification, (iii) approval by the New York Stock Exchange of the listing of the shares of Class A Common Stock into which the Class B Common Stock will be reclassified and exchanged into, subject to official notice of issuance, (iv) the accuracy of the representations and warranties of each party (subject to specified materiality standards) and material compliance by each party with its obligations under the Reclassification Agreement. The Reclassification Agreement contains customary representations, warranties and covenants of each of the parties thereto for a transaction of this type.

Subject to specified exceptions, RMS has agreed to vote all of RMS’s shares of Class A Common Stock and Class B Common Stock (together, “Common Stock”), representing a majority of the issued and outstanding shares of Class B Common Stock, in favor of the Proposed Amendments. In addition, the Company and RMS have entered into an Irrevocable Proxy, dated as of December 5, 2016, appointing the Company as RMS’s proxy for purposes of voting on the foregoing matters (the “Irrevocable Proxy”).

Pursuant to the Reclassification Agreement, the Company will (i) include in the slate of nominees recommended by the Board each of Brian J. Ratner, James A. Ratner, Ronald A. Ratner and Deborah Ratner Salzberg (each an “Initial RMS Designee”) to stand for election as directors at the Company’s 2017, 2018 and 2019 annual stockholders meetings. If an Initial RMS Designee declines to stand for election at the 2017, 2018 or 2019 annual stockholders meetings, or fails to be elected as a director at the 2017 or 2018 annual stockholders meetings, then the Board will nominate an individual designated by RMS that is reasonably acceptable to the Corporate Governance and Nominating Committee of the Board to stand for election as director at the next succeeding annual stockholders meeting.

Pursuant to the Reclassification Agreement, after the Effective Time, so long as the Ratner Family Members continue to beneficially own 18,153,421 shares of Class A Common Stock (adjusted for any stock dividend, stock split, reverse stock split or similar transaction), the Company will also include in the slate of nominees recommended by the Board two individuals designated by RMS, (or, if RMS is unable to make such designation, two Ratner Family Members as designated by the Board) that are reasonably acceptable to the Corporate Governance and Nominating Committee to stand for election as directors at the 2020 and 2021 annual stockholder meetings (the two individuals so designated, the “Continuing RMS Designees”). The Company expects that the two Continuing RMS Designees will consist of two of the Initial RMS Designees. If a Continuing RMS Designee declines to stand for election at the 2020 or 2021 annual stockholders meeting, or fails to be elected as a director at the 2020 annual stockholders meeting, then the Board will nominate an individual designated by RMS that is reasonably acceptable to the Corporate Governance and Nominating Committee of the Board to stand for election as director at the next succeeding annual stockholders meeting.

At the Effective Time, the Board will also amend the bylaws of the Company to implement majority voting in uncontested director elections.

The Reclassification Agreement also includes a covenant requiring RMS, until the closing of the Reclassification or the termination of the Reclassification Agreement, to continue to hold the power to vote or direct the voting of at least a majority of the issued and outstanding Class B Common Stock.

The Reclassification Agreement contains certain termination rights, including the right of either party to terminate for specified breaches of the other party, subject to a cure period, and if the Reclassification does not occur by July 31, 2017.

The foregoing descriptions of the Reclassification Agreement and the Irrevocable Proxy do not purport to be complete and are qualified in their entirety by reference thereto. The form of Articles of Amendment and Restatement of the Company, form of Amended and Restated Bylaws of the Company, Reclassification Agreement, and Irrevocable Proxy are filed as Exhibits 3.1, 3.2, 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Voting and Support Agreement

In connection with the Reclassification Agreement, on December 5, 2016, the Company entered into a Voting and Support Agreement with Scopia Capital Management LP and Scopia Management, Inc., on behalf of themselves and their controlled affiliates (collectively, the “Scopia Parties”).

Pursuant to the Voting and Support Agreement, the Scopia Parties have agreed, among other things and subject to certain conditions, to, at the Company’s 2017 annual meeting of stockholders, vote shares of Common Stock beneficially owned by the Scopia Parties (a) in favor of any and all persons nominated by the Board for election as directors (provided at least eight of the thirteen nominees have been determined to be independent directors by the Board in accordance with relevant stock exchange rules), (b) in favor of approving the Proposed Amendments and any action reasonably requested by the Company in furtherance of the foregoing, and (c) against any other action, agreement or transaction involving the Company or the Board that is intended, or would reasonably be expected, to prevent or impair or delay the consummation of the Reclassification or the other transactions contemplated by the Reclassification Agreement.

The Voting and Support Agreement is filed as Exhibit 10.3 to this Form 8-K and is incorporated by reference herein. The foregoing description of various terms of the Voting and Support Agreement is qualified in its entirety by reference to the Voting and Support Agreement.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information contained in Item 1.01 above is incorporated by reference herein in its entirety.

Bruce C. Ratner, who currently serves as a Class B Director of the Company, will resign from the Board of the Company effective December 31, 2016. Bruce C. Ratner’s decision to resign did not involve any disagreement with the Company, its management, the Board or RMS.

Charles A. Ratner, who currently serves as Chairman of the Board and as a Class B Director of the Company, will retire from the Board of Directors of the Company effective December 31, 2016. Charles A. Ratner’s decision to retire from the Board did not involve any disagreement with the Company, its management, the Board or RMS. Pursuant to the Reclassification Agreement, the Board will fill the vacancy created by Chairman Ratner’s retirement from the Board by electing James A. Ratner to the Board. At that time, James A. Ratner will resign his current office of Executive Vice President – Development of the Company. From his appointment until the 2019 annual meeting of stockholders, unless his service as a director earlier terminates, James A. Ratner will serve as non-executive Chairman of the Board.

Stan Ross, who currently serves as a Class A Director of the Company and on the Audit Committee and Compensation Committee of the Board, will not stand for reelection to the Board at the 2017 annual meeting of stockholders. Mr. Ross’s decision to not stand for reelection did not involve any disagreement with the Company, its management, the Board or RMS.

Item 8.01 Other Events.

On December 6, 2016, the Company issued a press release announcing the matters discussed in this Current Report on Form 8-K. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

*        *        *

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address our expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words, such as “potential”, “expect”, “intend”, “plan”, “may”, “subject to”, “continues”, “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. All statements regarding the reclassification and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the reclassification, whether and when the reclassification will be completed and expected future financial performance are forward looking. Discussions of strategies, plans or intentions often contain forward-looking statements. Actual results, developments and business decisions may differ materially from those expressed or implied by such forward-looking statements. Important factors, among others, that could cause the Company’s actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive the requisite approval of its stockholders necessary to achieve the reclassification, any other delays with respect to, or the failure to complete, the reclassification, the ability to carry out future transactions and strategic investments, as well as the acquisition related costs, unanticipated difficulties realizing expected benefits anticipated when entering into a transaction, its ability to qualify or to remain qualified as a REIT, its ability to satisfy REIT distribution requirements, the impact of issuing equity, debt or both, and selling assets to satisfy its future distributions required as a REIT or to fund capital expenditures, future growth and expansion initiatives, the impact of the amount and timing of any future distributions, the impact from complying with REIT qualification requirements limiting its flexibility or causing it to forego otherwise attractive opportunities beyond rental real estate operations, the impact of complying with the REIT requirements related to hedging, its lack of experience operating as a REIT, legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the Internal Revenue Service, the possibility that its Board of Directors will unilaterally revoke its REIT election, the possibility that the anticipated benefits of qualifying as a REIT will not be realized, or will not be realized within the expected time period, the impact of current lending and capital market conditions on its liquidity, its ability to finance or refinance projects or repay its debt, the impact of the slow economic recovery on the ownership, development and management of its commercial real estate portfolio, general real estate investment and development risks, using modular construction as a new construction methodology, litigation risks, vacancies in its properties, risks associated with developing and managing properties in partnership with others, competition, its ability to renew leases or re-lease spaces as leases expire, illiquidity of real estate investments, bankruptcy or defaults of tenants, anchor store consolidations or closings, the impact of terrorist acts and other armed conflicts, its substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by its revolving credit facility, term loan facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, its ability to receive payment on the notes receivable issued by Onexim in connection with their purchase of the company’s interests in the Barclays Center and the Nets, the impact of credit rating downgrades, effects of uninsured or underinsured losses, effects of a downgrade or failure of its insurance carriers, environmental liabilities, competing interest of its directors and executive officers, the ability to recruit and retain key personnel, risks associated with the sale of tax credits, downturns in the housing market, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, changes in federal, state or local tax laws, volatility in the market price of its publicly traded securities, inflation risks, cybersecurity risks, cyber incidents, conflicts of interest, and risks related to its organizational structure including operating through its Operating Partnership and its UPREIT structure. These risks and uncertainties, as well as others, are discussed in more detail in our documents filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2015, our quarterly reports on Form 10-Q, and our Current Reports on Form 8-K. We expressly disclaim any obligation to update any forward-looking statement contained in this document to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, other than as required by applicable law.

IMPORTANT ADDITIONAL INFORMATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. Stockholders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.

PARTICIPANTS IN THE SOLICITATION

The directors and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from stockholders in respect of the proposed reclassification. Information regarding the Company’s directors and executive officers is available in the Company’s most recent proxy statement, dated April 7, 2016, for the Annual Meeting of Stockholders held on May 25, 2016, which was filed with the SEC on April 7, 2016, and the Company’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Item 9.01.      Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Description of Exhibit
3.1	Form of Articles of Amendment and Restatement of Forest City Realty Trust, Inc.

3.2	Form of Amended and Restated Bylaws of Forest City Realty Trust, Inc.

10.1	Reclassification Agreement, dated as of December 5, 2016, by and between Forest City Realty Trust, Inc. and RMS, Limited Partnership

10.2	Irrevocable Proxy, dated as of December 5, 2016, by and between Forest City Realty Trust, Inc. and RMS, Limited Partnership

10.3	Voting and Support Agreement, dated as of December 5, 2016, by and between Forest City Realty Trust, Inc., and Scopia Capital Management LP and Scopia Management, Inc., on behalf of themselves and their affiliates

99.1	Press Release issued by Forest City Realty Trust, Inc., dated December 6, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY REALTY TRUST, INC.

By /s/ ROBERT G. O’BRIEN
Name: Robert G. O’Brien
Title: Executive Vice President and Chief Financial Officer

Date: December 6, 2016

EXHIBIT INDEX

Exhibit No.	Description
3.1	Form of Articles of Amendment and Restatement of Forest City Realty Trust, Inc.

3.2	Form of Amended and Restated Bylaws of Forest City Realty Trust, Inc.

10.1	Reclassification Agreement, dated as of December 5, 2016, by and between Forest City Realty Trust, Inc. and RMS, Limited Partnership

10.2	Irrevocable Proxy, dated as of December 5, 2016, by and between Forest City Realty Trust, Inc. and RMS, Limited Partnership

10.3	Voting and Support Agreement, dated as of December 5, 2016, by and between Forest City Realty Trust, Inc., and Scopia Capital Management LP and Scopia Management, Inc., on behalf of themselves and their affiliates

99.1	Press Release issued by Forest City Realty Trust, Inc., dated December 6, 2016